SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 7 May, 2014

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form    20-F  ☒              Form    40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on 7 May, 2014.

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, JAPAN OR AUSTRALIA

CORPORATE COMMUNICATIONS

PRESS RELEASE	7 May 2014

ING records 1Q14 underlying net profit of EUR 988 million

•	ING Group 1Q14 underlying net profit of EUR 988 million from EUR 1,170 million in 1Q13 and EUR 493 million in 4Q13

•	1Q14 net result EUR -1,917 million, reflecting the deconsolidation of Voya and the impact of the Dutch pension fund changes

•	Bank 1Q14 underlying result before tax of EUR 1,176 million, roughly flat vs. 1Q13 but up 30.1% sequentially

•	1Q14 results driven by an increase in the net interest margin and a lower level of risk costs as economic conditions improved

•	10.1% fully-loaded CET1 ratio after payment to Dutch State and making closed defined benefit pension plan in NL independent

•	ING Bank attracted EUR 8.3 billion of funds entrusted and grew net lending by EUR 5.1 billion during the quarter

•	NN Group 1Q14 operating result ongoing business of EUR 274 million, up 61.2% vs. 1Q13 and 28.0% from 4Q13

•	1Q14 operating result ongoing business driven by solid results in Netherlands Life and Netherlands Non-life and lower expenses

•	Result before tax of EUR -372 million, reflecting impact of making ING’s closed defined benefit pension plan in NL independent

•	New sales grew 20.6% vs. 1Q13 and 53.0% vs. 4Q13, at constant currencies; the latter driven mainly by seasonally high 1Q14

•	ING Group secures pre-IPO investments of EUR 1.275 billion and agrees final capital structure for NN Group

•	ING Group secures a total of EUR 1.275 billion in pre-IPO investments from three investors ahead of NN Group’s intended IPO

•	EUR 850 million capital injection finalises capital structure; ING Group confirms intended IPO to comprise only secondary offering

•	Capital injection and issuance of subordinated debt will increase the IGD ratio of NN Group to a pro-forma 277%

CHAIRMAN’S STATEMENT

“ING Group made a strong start to 2014, posting a first-quarter underlying net result of EUR 988 million while demonstrating good commercial growth,” said Ralph Hamers, CEO of ING Group. “At the same time, we reached significant milestones in our restructuring plan and sharpened the strategic priorities of our businesses to ensure they remain sustainable and competitive.”

“In March, we presented our ‘Think Forward’ strategy for ING Bank, which outlines the actions we are taking to secure our future as a European banking leader, along with a focused set of financial targets for 2017. The core of our strategy is to create a differentiating customer experience. Our dedication to achieving high levels of customer satisfaction is evident in our most recent net promoter scores, which indicate that ING Bank is number one relative to its competitors in the Netherlands, Germany, Italy, Poland, Spain and Australia, and is number two in all other core markets. We are proud of this recognition from our customers and will continue to serve them as best as we can. Our new Chief Operations Officer will certainly help to advance our efforts.”

“ING Bank posted a solid first-quarter underlying pre-tax result of EUR 1,176 million, reflecting an increase in the net interest margin and lower risk costs as economic conditions improved. Our consistent customer focus has enabled us to attract EUR 8.3 billion of funds entrusted across our franchise and to extend EUR 5.1 billion of net lending during the quarter. We are committed to supporting our customers’ financial needs and will continue to grow lending through the economic recovery.”

“Continued capital generation at ING Bank enabled us to make a penultimate EUR 1.225 billion payment to the Dutch State in March, bringing the total paid to the State since 2008 to EUR 12.5 billion. The capital position of ING Bank remained strong, with a fully-loaded CET1 ratio of 10.1% at the end of the quarter. The first-quarter underlying return on IFRS-EU equity rose to 10.2%, within the range of our Ambition 2017 target.”

“At NN Group, the first-quarter operating result for the ongoing business was EUR 274 million, a significant improvement compared with both a year ago and the previous quarter, driven by solid results in the core Dutch businesses and lower expenses across the organisation. Commercial momentum was strong, with sales rising 20.6% year-on-year and 53.0% sequentially, at constant currencies. ING Group made significant progress in finalising its preparations for the intended IPO of NN Group, announcing last week transactions to secure important investments from three firms. Today, we announce measures to strengthen the company’s standalone capital structure with a further EUR 850 million and confirm that the intended IPO will comprise only secondary shares.”

“In April, ING U.S. started operating under the name Voya Financial, Inc. representing a new era for the company. We have reduced our stake in Voya to approximately 43%, fulfilling the requirement to divest more than 50% of this business by year-end. Although deconsolidating Voya brought us a step further in our strategic transformation, it also triggered a EUR 2,005 million after-tax loss. This impact, together with a EUR -1,059 million charge for successfully completing the Dutch closed defined benefit pension plan agreement and a EUR 202 million gain following the deconsolidation of ING Vysya Bank, led to the Group’s quarterly net loss.”

“As we look forward to the rest of this year, we remain committed to achieving our strategic priorities and advancing further towards the completion of our restructuring. I am confident that the work we are doing will strengthen our company for the long-term and that we are well positioned to achieve our purpose of empowering people to stay a step ahead in life and in business.”

ING GROUP CONSOLIDATED RESULTS

ING Group key figures

	1Q2014	1Q2013[1]	Change	4Q2013[1]	Change
Profit and loss data (in EUR million)
Underlying result before tax ING Bank	1,176	1,169	0.6%	904	30.1%
Operating result ongoing business NN Group	274	170	61.2%	214	28.0%
Non-operating items ongoing business NN Group	-28	15		-117
Japan Closed Block VA	-36	162	-122.2%	-423	n.a.
Underlying result before tax Insurance Other	-2	95		4

Underlying result before tax ING Group	1,384	1,611	-14.1%	582	137.8%

Underlying net result ING Group	988	1,170	-15.6%	493	100.4%

Net gains/losses on divestments	-1,764	939		-38
Net result from divested units		-38
Net result from discontinued operations Insurance/IM Asia	5	66		33
Net result from discontinued operations Voya Financial, Inc.	53	-195		179
Special items	-1,200	-47		-40

Net result	-1,917	1,897	-201.0%	626	-406.2%

Net result per share (in EUR)[2]	-0.50	0.50	-200.0%	0.16	-412.5%

Capital ratios (end of period)
Shareholders’ equity (in EUR billion)	45	54	-16.1%	46	-0.9%
ING Group debt/equity ratio	7.3%	10.8%		8.5%
Bank common equity Tier 1 ratio phased in	10.0%	n.a.		10.8%
Bank common equity Tier 1 ratio fully-loaded	10.1%	n.a.		10.0%
NN Group IGD Solvency I ratio	249%	254%		254%

Other data (end of period)
Underlying return on equity based on IFRS-EU equity[3]	8.7%	8.9%		4.1%
Employees (FTEs, end of period, adjusted for divestments)	75,606	76,868	-1.6%	76,050	-0.6%

[1]	The figures of this period have been restated to reflect the change in accounting policy, i.e., the move towards fair value accounting for Guaranteed Minimum Death Benefits reserves of the Japan Closed Block VA segment as of 1 January 2014
[2]	Result per share differs from IFRS earnings per share in respect of attributions to the core Tier 1 securities
[3]	Annualised underlying net result divided by average IFRS-EU shareholders’ equity

Note: Underlying figures and Operating results are non-GAAP measures. These are derived from figures according to IFRS-EU by excluding impact from divestments, discontinued operations and special items and, for Operating results only, gains/losses and impairments, revaluations and market & other impacts

ING Group recorded an underlying net result of EUR 988 million in the first quarter of 2014, compared with EUR 1,170 million one year ago and EUR 493 million in the fourth quarter of 2013.

ING Group’s first-quarter results were driven by the strong performance of ING Bank and a substantial improvement in the results of NN Group’s ongoing businesses, particularly in the Netherlands. Commercial momentum was also robust across the Group. ING Bank recorded a significant increase in net lending, funded entirely with net deposit inflows that were attracted during the quarter. At NN Group, new sales (on a constant currency basis) rose by double digits both year-on-year and sequentially.

ING Bank posted a strong first-quarter underlying result before tax of EUR 1,176 million, reflecting lower risk costs and relatively stable income. Results were flat year-on-year, but they jumped 30.1% from the fourth quarter of 2013, which included the annual Dutch bank tax and additional restructuring charges. The net interest margin was 1.50%, up five basis points from the previous quarter, driven by higher interest results in Financial Markets, although overall Financial Markets results were down year-on-year. Risk costs declined as economic activity improved, and were 65 basis points of average risk-weighted assets. Operating expenses were 7.5% lower than in the previous quarter, but rose 1.9% from a year ago as the annual Belgian bank taxes were recognised in full in the first quarter of 2014.

ING Bank demonstrated strong commercial performance during the first quarter, extending a total of EUR 5.1 billion of net lending to both retail and corporate clients. The increase in lending was funded by a EUR 8.3 billion net inflow of funds entrusted, generated primarily by Retail Banking.

4 ING GROUP PRESS RELEASE 1Q2014

The operating result for the ongoing business of NN Group improved substantially to EUR 274 million, up 61.2% year-on-year and 28.0% higher than the fourth quarter of 2013. The improvement compared with the first quarter of 2013 was mainly driven by improved results in both Netherlands Life and Netherlands Non-life, as well as lower administrative expenses throughout the organisation. On a sequential basis, the improvement in operating result was mainly attributable to higher results in Japan Life, Netherlands Non-life and the segment ‘Other’. The first-quarter 2014 result before tax for NN Group was EUR -372 million, reflecting the EUR -541 million impact of making ING’s closed defined benefit pension plan in the Netherlands financially independent.

Total new sales (APE) at NN Group were robust at EUR 439 million, rising 20.6% year-on-year at constant currencies. Sales at Japan Life grew 20.0%, driven by increased demand for financial planning products. At Insurance Europe, APE rose 14.8% due to higher life sales across the region. Sales in Netherlands Life were up 28.4%, reflecting higher pension renewals. On a sequential basis, total new sales at NN Group jumped 53.0% at constant currencies, fuelled by seasonally higher pension contract renewals in the Netherlands and seasonally higher sales in Japan Life.

ING Group’s first-quarter net result was EUR -1,917 million, primarily due to the financial impact of various strategic actions which more than offset the EUR 988 million underlying net profit. During the quarter, ING Group recorded an after-tax loss of EUR 2,005 million related to the deconsolidation of Voya Financial, Inc. (“Voya”, formerly Insurance ING U.S.) and a EUR -1,059 million special item due to the successful finalisation of the agreement to make ING’s closed defined benefit pension plan in the Netherlands financially independent. Another significant special item was a first payment of EUR -101 million related to the nationalisation of SNS. Net gains/losses on divestments totalled EUR -1,764 million and were mainly attributable to the aforementioned loss due to the deconsolidation of Voya and a EUR 202 million gain following the deconsolidation of ING Vysya Bank (triggered by changes to the governance structure).

The net result from the discontinued operations of Insurance and Investment Management Asia decreased to EUR 5 million from EUR 66 million one year ago as businesses were divested. The first-quarter 2014 result mainly reflects the net results of ING BoB Life and Investment Management Taiwan (divested in April 2014).

The first-quarter 2014 net result from the discontinued operations of Voya was EUR 53 million compared with EUR -195 million one year ago. The improvement was primarily driven by an increase in the underlying result before tax for the US Closed Block VA, which was partially offset by an increase in minority interest due to the reduction of ING Group’s stake in Voya since the first quarter of 2013. After Voya was deconsolidated from ING Group’s accounts, the decrease in Voya’s share price resulted in a EUR -19 million impact for ING, which was also reflected in the net result from discontinued operations of Voya in the first quarter of 2014.

ING Group’s first-quarter 2014 net result per share was EUR -0.50. The Group’s underlying net return on IFRS-EU equity was 8.7%.

Other events

Capital Injection NN Group

In line with ING Group’s announced intention to ensure that NN Group is adequately capitalised ahead of the intended IPO, ING Group will inject EUR 850 million of capital into NN Group prior to its IPO. NN Group will use these funds to reduce debt owed to ING Group by EUR 0.2 billion, further strengthen the capitalisation of NN Life by approximately EUR 0.5 billion, and increase the cash capital position in the holding company by approximately EUR 0.2 billion. The capital injection from ING Group and the April 2014 issuance of subordinated debt will increase the IGD ratio of NN Group to a pro-forma 277% from 249% at the end of the first quarter of 2014. The capital injection will increase ING Group core debt by EUR 850 million. As a consequence of this pre-IPO capital injection, ING Group confirms that the intended IPO will comprise only secondary NN Group shares being sold by ING Group.

NN Group pre-IPO investments

On 30 April 2014, ING announced that it has secured important investments into NN Group totalling EUR 1.275 billion ahead of NN Group’s intended Initial Public Offering (IPO). In this context, ING Group has agreed to sell NN Group shares at the IPO to three Asian-based investment firms (RRJ Capital, Temasek and SeaTown Holdings International) and also to issue to these three investors subordinated notes that ING Group will over time exchange into NN Group shares.

The anchor investment in NN Group shares at the time of the intended IPO will total EUR 150 million. There will be no lock-up on these NN Group shares which will be acquired at the IPO transaction price.

In May 2014, ING Group will issue to each of the investors in this transaction mandatory exchangeable subordinated notes for a total amount of EUR 1.125 billion. These notes will accrue a 4% coupon, and will be mandatorily exchangeable into NN Group shares in three tranches according to a schedule specified in the ING Group press release of 30 April 2014.

ING GROUP PRESS RELEASE 1Q2014 5

The transactions are subject to the base case IPO of NN Group taking place in 2014. If the IPO does not take place in 2014, the transactions with these three investors will be unwound, and the subordinated notes will be redeemed.

Changes in governance and reporting of ING Vysya Bank

At the end of the first quarter of 2014, changes to the governance structure of ING Vysya Bank were implemented in order to better align with prevailing regulations. The regulatory requirements necessitated some governance changes. As part of that, ING has reduced the number of directors appointed by ING in ING Vysya Bank’s Board of Directors to be proportionate to its shareholding. Although ING Bank’s economic interest of approximately 43% remains unchanged, as a result of these governance changes, ING Bank no longer has a majority representation in the Board of Directors, and influence on ING Vysya’s operations is aligned with its shareholding interest. As a result, ING Bank has no effective control over ING Vysya and, therefore, as of 31 March 2014 ING Vysya is deconsolidated and accounted for as an associate under equity accounting.

Deconsolidation of Voya Financial, Inc.

ING Group has previously announced its intention to divest its remaining stake in Voya over time, in line with its strategy to separate and divest its insurance and investment management businesses. In this context, ING Group sold shares of Voya through an initial public offering in May 2013 and a follow-on offering in October 2013.

In the first quarter of 2014, ING Group sold a third tranche of approximately 37.8 million shares of common stock of Voya at a price of USD 35.23 per share. The gross proceeds for ING Group amounted to EUR 950 million.

The sale of the third tranche of shares reduced ING Group’s stake in Voya to approximately 43% from approximately 57% as at 31 December 2013, fulfilling the European Commission restructuring requirement to divest at least 50% of ING Group’s U.S. insurance and investment management operations before year-end 2014. Following this transaction, Voya was deconsolidated and is accounted for as an associate held for sale in the first quarter of 2014. The remaining investment in Voya was recognised at its fair value of EUR 2,914 million at the transaction date.

The share sale and the deconsolidation of Voya resulted in an after-tax loss of EUR 2,005 million which is recognised in the first quarter of 2014 in the profit and loss account in the line ‘net gains/losses on divestments’. This amount reflects the difference between the IFRS book value and the market value of ING Group’s 57% stake in Voya at deconsolidation, and includes the release of corresponding revaluation reserves.

Any further sale of ING Group’s remaining holdings of Voya shares is subject to a lock-up period of 90 days from 19 March 2014, the date of the offering pricing (subject to certain exceptions and the underwriters’ ability to waive lock-up restrictions). Voya Financial, Inc. shares trade on the New York Stock Exchange under the ticker symbol ‘VOYA’.

Accounting for GMDB in Japan Closed Block VA

As previously announced, NN Group has moved towards fair value accounting on the reserves for the Guaranteed Minimum Death Benefits (GMDB) of the Japan Closed Block VA segment as of 1 January 2014. As at the end of the fourth quarter of 2013, the difference between the current book value and the estimated fair value of the GMDB reserves was EUR 219 million before tax. Implementation of fair value accounting for GMDB represents a change in accounting policy under IFRS with a transitional impact of EUR -165 million after tax reflected in shareholders’ equity as of 1 January 2014. Results for comparative periods have been restated accordingly.

6 ING GROUP PRESS RELEASE 1Q2014

BANKING

Banking key figures

In EUR million	1Q2014	1Q2013	Change	4Q2013	Change
Profit & loss
Interest result	3,027	2,916	3.8%	2,946	2.7%
Commission income	560	554	1.1%	562	-0.4%
Investment income	105	124	-15.3%	64	64.1%
Other income	125	270	-53.7%	242	-48.3%

Total underlying income	3,818	3,863	-1.2%	3,815	0.1%

Staff and other expenses	2,161	2,094	3.2%	2,319	-6.8%
Intangibles amortisation and impairments	13	39	-66.7%	32	-59.4%

Operating expenses	2,174	2,133	1.9%	2,351	-7.5%

Gross result	1,644	1,730	-5.0%	1,464	12.3%

Addition to loan loss provision	468	561	-16.6%	560	-16.4%

Underlying result before tax	1,176	1,169	0.6%	904	30.1%

of which Retail Banking	771	607	27.0%	542	42.3%
of which Commercial Banking	471	686	-31.3%	370	27.3%
of which Corporate Line	-66	-124		-8

Key figures
Underlying interest margin	1.50%	1.38%		1.45%
Underlying cost/income ratio	56.9%	55.2%		61.6%
Underlying risk costs in bp of average RWA	65	81		81
Risk-weighted assets (end of period, in EUR billion, adj. for divestments)	290,792	278,225	4.5%	282,503	2.9%
Return on equity based on IFRS-EU equity[1]	10.2%	9.0%		8.1%

[1]	Annualised underlying net result divided by average IFRS-EU equity

ING Bank had a strong first quarter reflecting a decline in risk costs and relatively stable income. The underlying result before tax was EUR 1,176 million, roughly flat versus a year ago but up 30.1% from the previous quarter, which included the annual Dutch bank tax and additional restructuring charges. Total underlying income declined slightly year-on-year due to negative CVA/DVA impacts, while higher interest results in Retail Banking were offset by lower Financial Markets revenues. The interest margin rose to 1.50% from 1.45% in the previous quarter, driven by higher interest results in Financial Markets which were largely offset by lower trading results. Risk costs declined as economic activity improved. Expenses fell 7.5% on a sequential basis, but were up 1.9% compared with a year ago due to the fact that the annual Belgian bank taxes were recognised in full in the first quarter of 2014.

Total underlying income declined 1.2% year-on-year to EUR 3,818 million, including EUR 66 million of negative CVA/DVA recorded in Commercial Banking and the Corporate Line, compared with EUR 48 million of positive impacts in the first quarter of 2013. Excluding CVA/DVA, underlying income rose 1.8%, notably in Retail Benelux and Retail Germany, reflecting a higher interest result; however, income declined in Financial Markets due to lower net trading income. Total underlying income was stable on a sequential basis, as higher income in Retail Banking and Bank Treasury compensated for a decline in Industry Lending and the EUR 99 million one-off result that was realised on the unwinding of the Illiquid Assets Back-up Facility (IABF) in the fourth quarter of 2013.

The underlying interest result grew 3.8% to EUR 3,027 million from a year ago, due to higher margins and volumes on funds entrusted. The interest result on lending declined slightly as the impact of lower volumes (partly caused by the transfer and sale of assets last year) was largely compensated by higher margins, particularly on mortgages. On a sequential basis, the underlying interest result increased 2.7%, mainly due to higher interest results in Financial Markets. The interest result on funds entrusted rose slightly due to a small improvement in the interest margin. The interest result on lending activities was relatively flat, reflecting an improved margin on mortgages which offset the impact of lower average volumes and lower margins on other lending. The first-quarter underlying interest margin of ING Bank improved to 1.50% from 1.45% in the fourth quarter of 2013, primarily reflecting higher interest results in Financial Markets.

ING Bank generated strong commercial momentum in the first quarter of 2014, recording a substantial increase in customer lending consistent with the long-term ambition to optimise the asset side of the balance sheet. Total net lending grew by EUR 5.1 billion, adjusted for currency impacts, the deconsolidation of ING Vysya Bank and the additional transfer of WUB mortgages to NN Bank. The net production of residential mortgages was EUR 0.9 billion and was generated entirely outside of the Netherlands. Other lending rose by EUR 4.2 billion, mainly in Retail Belgium as well as Structured Finance and General Lending in Commercial Banking, which more than offset further declines in Real Estate Finance and the Lease run-off business. Growth was funded through customer deposits, with ING Bank reporting EUR 8.3 billion net inflow of funds entrusted during the first quarter, generated primarily by Retail Banking.

ING GROUP PRESS RELEASE 1Q2014 7

Cost-saving initiatives at the Bank are on track, helping to offset the impact of inflation and higher regulatory expenses. Underlying operating expenses rose 1.9% year-on-year to EUR 2,174 million, mainly due to EUR 94 million for the annual Belgian bank taxes which were recognised in full in the first quarter of 2014 (whereas they were evenly accrued during 2013). Other contributors to the increase in expenses were higher pension costs, increased IT spending and business growth in Retail International. These increases were offset by the benefits from the ongoing cost-saving initiatives, the partial transfer of WUB staff to NN Group as of mid-2013, lower impairments on real estate development projects and favourable currency impacts. Expenses declined 7.5% from the fourth quarter of 2013, which included EUR 149 million for the annual Dutch bank tax (comparatives were restated for the allocation to the relevant business lines) and EUR 76 million of additional restructuring costs in Retail Netherlands. The underlying cost/income ratio for ING Bank was 56.9% for the first quarter of 2014, up from 55.2% a year ago, but almost stable when adjusted for the impact of the annual Belgian bank taxes.

Risk costs declined in the first quarter as economic conditions improved, resulting in a lower inflow of problem loans and a small increase in non-performing loans (NPLs). ING Bank added EUR 468 million to the provision for loan losses, down from EUR 561 million a year ago and EUR 560 million in the previous quarter. The sequential decline mainly reflects lower additions in Retail Benelux, particularly in the business lending segment. Risk costs for Dutch mortgages were 9.8% lower at EUR 74 million, with NPLs increasing to 2.0% from 1.9% at year-end 2013. Risk costs in Retail International and Commercial Banking also fell slightly versus the previous quarter. In Commercial Banking, a reduction in net additions for Real Estate Finance, Structured Finance and the Lease run-off portfolio was offset by higher risk costs in General Lending, mainly related to some specific files. Total NPLs at ING Bank rose to EUR 16.2 billion from EUR 15.9 billion in the fourth quarter of 2013, but remained unchanged at 2.8% of credit outstandings. Total risk costs were 65 basis points of average risk-weighted assets, versus 81 basis points in both comparable quarters. For the coming quarters, ING expects risk costs to remain below the average level seen in the previous two years, albeit dependent on a continued recovery of the economy.

The underlying result before tax from Retail Banking was strong at EUR 771 million and significantly higher than EUR 607 million in the first quarter of 2013. This improvement was primarily driven by higher interest margins on savings and lending in most countries. Expenses rose 4.3%, mainly caused by the annual Belgian bank taxes that were recognised in full in the first quarter, which more than offset the impact from existing cost-saving initiatives. Risk costs were down on both comparable quarters, particularly in the Benelux and Retail Rest of World. On a sequential basis, the result improved 42.3%, reflecting higher income, lower expenses and lower risk costs.

Commercial Banking showed a solid performance in the first quarter, with risk costs continuing their downward trend and net lending assets increasing compared with the fourth quarter of 2013. The underlying result before tax was EUR 471 million, 31.3% lower year-on-year due to lower results in Financial Markets, partly caused by negative CVA/DVA impacts, and lower results in General Lending & Transaction Services. Compared with the previous quarter, the underlying result was up 27.3% as the negative CVA/DVA effects were offset by higher results in Financial Markets and Bank Treasury.

The underlying result before tax of Corporate Line Banking improved to EUR -66 million versus EUR -124 million in the first quarter of 2013, mainly due to an improvement in Bank Treasury-related results, less negative fair value variations and lower DVA on own-issued debt.

ING Bank’s first-quarter net result was EUR 264 million. This included EUR -768 million of special items after tax and a EUR 202 million gain following the deconsolidation of ING Vysya Bank. Special items included EUR 653 million of after-tax charges for making the Dutch closed defined benefit pension plan financially independent, a first payment of EUR 101 million for the bank levy related to the nationalisation of SNS and another EUR 13 million for the previously announced restructuring programmes in Retail Netherlands. ING’s total bank levy related to the nationalisation of SNS is EUR 304 million and will be paid in three equal tranches in the first three quarters of 2014. The deconsolidation of ING Vysya Bank follows changes to the company’s governance, effected at the end of March 2014, which require ING Vysya Bank to be accounted for as an investment in an associate. This change in accounting resulted in a net gain of EUR 202 million.

The underlying return on IFRS-EU equity rose to 10.2% from 9.0% in the first quarter of 2013. This was, next to a modest increase in underlying results, mainly caused by a decline in the average equity base as dividend payments to ING Group outweighed net earnings. The Ambition 2017 target-range for return on IFRS-EU equity is 10-13%.

8 ING GROUP PRESS RELEASE 1Q2014

NN GROUP

The NN Group results as included in ING Group’s consolidated results, differ from the results as presented in the NN Group N.V. financial statements. This is caused by:

•	Required eliminations of results on intercompany transactions between ING Group and NN Group; and

•	The net gain on the sale of part of SulAmérica, which ING Group reports in the segment ‘Insurance Other’ and which NN Group in its own accounts reports in the segment ‘Other’. In the first quarter of 2014 the remaining interest in SulAmérica was transferred from NN Group to ING Group.

NN Group key figures

In EUR million	1Q2014	1Q2013[1]	Change	4Q2013[1]	Change
Operating result
Netherlands Life	147	132	11.4%	186	-21.0%
Netherlands Non-life	22	-3	n.a.	12	83.3%
Insurance Europe	45	42	7.1%	48	-6.3%
Japan Life	66	83	-20.5%	15	340.0%
Investment Management	39	31	25.8%	28	39.3%
Other[2]	-46	-115	n.a.	-73	n.a.

Operating result ongoing business	274	170	61.2%	214	28.0%

Non operating items ongoing business	-28	15	-286.7%	-117	n.a.
Japan Closed Block VA	-36	162	-122.2%	-423	n.a.
Special items before tax	-572	-29	n.a.	-29	n.a.
Result on divestments and discontinued operations	-11	1,029	-101.1%	42	-126.2%

Result before tax	-372	1,346	-127.6%	-312	n.a.

Key Figures
New sales life insurance (APE)[3]	439	398	10.3%	292	50.3%
Total administrative expenses (ongoing business)	437	460	-5.0%	462	-5.4%
Cost/income ratio ongoing business (Administrative expenses/Operating	35.2%	37.5%		38.3%
income)
Combined ratio (Netherlands Non-life)[4]	100.2%	106.5%		103.6%
Investment Management AuM (end of preriod, in EUR billion)[5]	168	184	-8.7%	174	-3.4%
Net operating ROE (ongoing business)[6]	9.2%	8.8%		7.2%

[1]	The figures of this period have been restated to reflect the change in accounting policy, i.e., the move towards fair value accounting for Guaranteed Minimum Death Benefits reserves of the Japan Closed Block VA segment as of 1 January 2014
[2]	Other comprises (the operating result of) the businesses of NN Bank and ING Re, the result of the holding company and certain other results
[3]	Sum of annual premiums and 1/10th of single premiums sold in the period
[4]	Quarter-to-date, excluding Mandema and Zicht broker businesses
[5]	The AuM in 1Q 2014 includes EUR 1.5 billion of AuM managed by IM for the U.S. Insurance business
[6]	Net operating ROE is calculated as the (annualised) net operating result of the ongoing business divided by the average allocated equity of the ongoing business adjusted for revaluation reserves

Reconciliation from Operating result ongoing business to Underlying result before tax

In EUR million	1Q2014	1Q2013[1]	Change	4Q2013[1]	Change
Operating result ongoing business	274	170	61.2%	214	28.0%

Non operating items ongoing business	-28	15	-286.7%	-117	n.a.
Japan Closed Block VA	-36	162	-122.2%	-423	n.a.

Underlying result before tax	210	347	-39.5%	-326	n.a.

[1]	The figures of this period have been restated to reflect the change in accounting policy, i.e., the move towards fair value accounting for Guaranteed Minimum Death Benefits reserves of the Japan Closed Block VA segment as of 1 January 2014

The operating result for the ongoing business of NN Group improved significantly to EUR 274 million, up 61.2% from the first quarter of 2013 and up 28.0% from the previous quarter. The year-on-year improvement was mainly driven by higher Disability and Accident (D&A) results in Netherlands Non-life, a higher investment margin in Netherlands Life and lower administrative expenses throughout the organisation. The result before tax was EUR -372 million, reflecting the EUR -541 million impact of making ING’s closed defined benefit pension plan in the Netherlands financially independent. On a constant currency basis, new sales increased 20.6% compared with last year.

The operating result from the ongoing business increased to EUR 274 million from EUR 170 million in the first quarter of 2013, driven by higher D&A results in Netherlands Non-life, a higher investment margin in Netherlands Life and lower administrative expenses throughout the organisation. This improvement was partially offset by lower results in Japan Life. Compared with the previous quarter, the operating result from the ongoing business increased by EUR 60 million, mainly due to higher results in Japan Life, Netherlands Non-life and the segment Other, partly offset by a lower operating result in Netherlands Life and Insurance Europe.

The operating result for Netherlands Life rose 11.4% from the first quarter a year ago to EUR 147 million, driven by a higher investment margin (reflecting an increased allocation to higher- return asset classes and higher invested volumes) and lower administrative expenses. Fees and premium-based revenues declined, mainly due to lower fee income on the individual unit- linked portfolio as of 1 January 2014 and on a decreasing individual life closed book. The technical margin decreased, due to lower mortality results. The operating result was 21.0% lower than the fourth quarter of 2013 (which included non-recurring benefits in the technical margin), partly compensated by higher fees and premium-based revenues as a result of seasonally higher premiums on pension contracts.

ING GROUP PRESS RELEASE 1Q2014 9

Netherlands Non-life’s operating result improved to EUR 22 million, reflecting favourable claims developments in D&A and management actions to restore profitability in the Disability portfolio. The results in Property and Casualty (P&C) remained stable. Compared with the previous quarter, the operating result increased by EUR 10 million as the previous quarter was affected by higher claims in P&C following heavy storms and incidentally large claims in Fire.

The operating result for Insurance Europe was up 7.1% compared with the first quarter of last year, largely due to higher fees and premium-based revenues reflecting a change in the amortisation of commissions and expenses in Turkey, as well as higher life sales across the region. Lower administrative expenses and higher investment income also contributed to the higher operating result, partially offset by a higher crisis tax in Belgium. On a sequential basis, the operating result decreased 6.3%, mainly due to an investment performance bonus in Poland in the previous quarter.

Japan Life’s operating result declined to EUR 66 million from EUR 83 million last year. A lower investment margin and higher DAC amortisation were only partly mitigated by higher morbidity and surrender results as well as higher fees and premium-based revenues reflecting continued strong sales. The operating result increased from EUR 15 million in the fourth quarter of last year, driven largely by higher fees and premium-based revenues, partly offset by higher DAC amortisation and trail commissions, both in line with the seasonally higher sales.

The operating result for Investment Management rose to EUR 39 million driven by one-off fee income of EUR 5 million and EUR 5 million of personnel provision releases.

The quarterly operating result for the segment Other was EUR -46 million, compared with EUR -115 million one year ago and EUR -73 million in the previous quarter. The year-on-year improvement largely reflects a higher result from the reinsurance business as the first quarter of 2013 was negatively impacted by a EUR 31 million non-recurring loss. Lower corporate expenses and lower funding costs also supported the improvement. The result of NN Bank improved by EUR 11 million year-on-year, fully attributable to higher income following the partial transfer of assets and liabilities from WUB on 1 July 2013. On a sequential basis, the improved results were mainly attributable to lower corporate expenses.

Total first-quarter administrative expenses for the ongoing business were EUR 437 million, down 5.0% from a year ago. Expenses declined despite higher NN Bank expenses resulting from the partial transfer of WUB to NN Bank, which added 369 FTEs and EUR 15 million of expenses in the current quarter. Excluding currency effects and the partial transfer, expenses for the ongoing business fell 7.1%, demonstrating the impact of the transformation programme in the Netherlands and strong cost control across all business lines. Expenses for the ongoing business declined 5.0% sequentially, excluding currency effects.

The result before tax of NN Group was EUR -372 million. The current quarter included a EUR -541 million special item related to the impact of the agreement to make ING’s closed defined benefit pension plan in the Netherlands financially independent. The first quarter of last year included EUR 945 million of gains on divestments and the fourth quarter of 2013 included a EUR 575 million charge in the segment Japan Closed Block VA taken to restore the reserve adequacy to the 50% confidence level. Non-operating items for the ongoing business amounted to EUR -28 million in the first quarter of 2014. Gains/losses and impairments were EUR 10 million, mainly reflecting gains on the sale of debt securities, partly offset by impairments on real estate. Revaluations were zero. Market and other impacts totalled EUR -37 million and largely reflected a movement in the provision for guarantees on separate account pension contracts (net of hedging) in Netherlands Life.

The pre-tax result of Japan Closed Block VA was EUR -36 million compared with EUR 162 million a year ago and EUR -423 million in the previous quarter. The loss in the current quarter mainly reflects the impact of various modelling refinements, leading to a one-off reserve increase of EUR 51 million. The result in the previous quarter included a EUR 575 million charge taken to restore the reserve adequacy to the 50% confidence level.

Special items before tax amounted to EUR -572 million, of which EUR -541 million related to the impact of the agreement to make ING’s closed defined benefit pension plan in the Netherlands financially independent. The Dutch pension plan is no longer recognised as a defined benefit plan and the related pension asset has been removed from NN Group’s balance sheet accordingly. The current quarter also reflects special items related to the accelerated transformation programme in the Netherlands.

The result on divestments and discontinued operations was EUR -11 million compared with EUR 1,029 million in the first quarter of last year. The deterioration largely reflects the expected loss on the sale of the Investment Management business in Taiwan, which was announced in January 2014 and closed on 18 April. The first quarter of 2013 included EUR 945 million of gains on divestments following the sale of the life insurance businesses in Hong Kong, Macau and Thailand. Results from discontinued operations decreased to EUR 6 million from EUR 84 million one year ago, mainly due to the sale of the businesses in Korea, Hong Kong, Thailand and India and the closing of the regional offices.

Total new sales (APE) at NN Group were EUR 439 million, up 20.6% from a year ago on a constant currency basis. Sales grew 20.0% in Japan Life driven by an increased demand for financial planning products. In Insurance Europe, APE grew 14.8% year-on-year due to higher life sales across the region. APE rose 28.4% in Netherlands Life driven by higher pension renewals. On a sequential basis, new sales grew 53.0% at constant currencies, fuelled by seasonally higher pension contracts renewals in the Netherlands and seasonally higher sales in Japan Life.

The net operating ROE for the ongoing business rose to 9.2%. This was driven by the increase in net operating result which was only partly offset by a higher average adjusted equity base.

10 ING GROUP PRESS RELEASE 1Q2014

BALANCE SHEET

Balance Sheet key figures

End of period, in EUR million	ING Group N.V.		ING Bank N.V.		NN Group N.V.		Voya Financial / Holdings / Eliminations
	31 Mar. 14	31 Dec. 13[1]	31 Mar. 14	31 Dec. 13[1]	31 Mar. 14	31 Dec. 13[1]	31 Mar. 14	31 Dec. 13[1]
Financial assets at fair value through P&L	166,374	165,172	124,132	121,576	42,360	43,933	-118	-337
Investments	146,414	140,995	82,565	79,981	63,684	61,014	165
Loans and advances to customers	532,141	531,655	507,774	508,329	25,905	25,319	-1,538	-1,993
Other assets	100,445	86,611	90,498	77,680	15,604	14,862	-5,657	-5,931

Total assets excl. assets held for sale	945,374	924,433	804,969	787,566	147,553	145,128	-7,148	-8,261

Assets held for sale	3,074	156,884			180	187	2,894	156,697

Total assets	948,448	1,081,317	804,969	787,566	147,734	145,315	-4,255	148,436

Shareholders’ equity	45,380	45,776	32,341	32,805	14,682	14,062	-1,643	-1,091
Minority interests	625	5,913	539	955	72	68	14	4,890
Non-voting equity securities	683	1,500					683	1,500

Total equity	46,688	53,189	32,880	33,760	14,754	14,130	-946	5,299

Debt securities in issue	131,662	127,727	126,238	122,299			5,424	5,428
Insurance and investment contracts	113,836	111,769			113,836	111,769
Customer deposits/other funds on deposit	482,648	474,312	483,734	474,775	6,190	5,769	-7,276	-6,232
Financial liabilities at fair value through P&L	100,718	98,501	99,552	97,021	1,396	1,843	-230	-363
Other liabilities	72,878	69,418	62,565	59,711	11,540	11,780	-1,227	-2,073

Total liabilities excl. liabilities held for sale	901,742	881,727	772,089	753,806	132,962	131,161	-3,309	-3,240

Liabilities held for sale	18	146,401			18	24		146,377

Total liabilities	901,760	1,028,128	772,089	753,806	132,980	131,185	-3,309	143,137

Total equity and liabilities	948,448	1,081,317	804,969	787,566	147,734	145,315	-4,255	148,436

[1]	The figures of this period have been restated to reflect the change in accounting policy, i.e. the move towards fair value accounting for Guaranteed Minimum Death Benefits reserves of the Japan Closed Block VA segment as of 1 January 2014. The comparative figures have also been restated to reflect the implementation of IFRS 10, which introduced amendments to the criteria for consolidation, and IFRS 11, which replaced proportional consolidation for joint ventures by equity accounting.

ING Group

ING Group’s balance sheet, excluding assets held for sale, increased by EUR 21 billion during the first quarter of 2014 to EUR 945 billion. This was despite a EUR 6 billion decrease due to the deconsolidation of ING Vysya Bank. ING witnessed strong commercial momentum and increased customer lending, funded through growth in customer deposits.

ING Group shareholders’ equity decreased slightly by EUR 0.4 billion, mainly due to the quarterly loss of EUR 1.9 billion, which was only partly offset by positive revaluations of debt securities, net of deferred interest crediting to life policyholders.

The ‘defined benefit remeasurement reserve’ increased by EUR 3.1 billion to EUR -652 million, mainly due to a transfer of EUR -3.3 billion to ‘other reserves’ in equity. This is the result of the agreement to make ING’s closed defined benefit pension plan in the Netherlands financially independent, which also reduced other assets by EUR 0.8 billion reflecting the removal of the related net pension asset.

ING Bank

ING Bank’s balance sheet increased by EUR 17 billion to EUR 805 billion, despite a EUR 6 billion negative impact following the deconsolidation of ING Vysya Bank. ING witnessed strong commercial momentum. Excluding the deconsolidation of ING Vysya Bank, customer lending increased by EUR 6 billion, while customer deposits rose by EUR 13 billion. The loan-to-deposit ratio decreased to 1.02 from 1.04 at year-end. Shareholders’ equity decreased as retained earnings were more than offset by the dividend upstream to ING Group to repay the Dutch State. ING Bank further strengthened the total capital base by issuing CRD IV-eligible Tier 2 securities.

NN Group

Total assets of NN Group increased by EUR 1.7 billion over the first quarter of 2014 to EUR 147.7 billion, on a constant currency basis, mainly driven by an increase in the market value of debt securities and derivatives. Shareholders’ equity increased by EUR 0.6 billion to EUR 14.7 billion mainly reflecting a higher revaluation reserve debt securities.

ING GROUP PRESS RELEASE 1Q2014 11

CAPITAL MANAGEMENT

Capital ratios ING Group

In EUR million, unless stated otherwise	31 March 14	31 Dec. 13
Shareholders’ equity	45,380	45,776
Core Tier 1 securities	683	1,500
Group hybrid capital	7,486	7,493
Group leverage (core debt)	3,817	4,910

Total capitalisation (Bank and Ins. Oper.)	57,366	59,679

Required regulatory adjustments	-5,081	-1,681
Group leverage (core debt)	-3,817	-4,910

Adjusted equity	48,468	53,089

Debt/equity ratio	7.3%	8.5%
Total required capital	34,141	35,066
FiCo ratio (Voya full deduction)	155%	178%

Capital ratios ING Bank

In EUR million, unless stated otherwise	1Q14	4Q13 pro-forma
Shareholders’ equity (parent)	32,341	32,805
Regulatory adjustments	-4,001	-2,811
Prudential filters	642	2,618

Available common equity Tier 1 capital	28,982	32,612

Subordinated loans qualifying as Tier 1 capital[1]	5,118	5,123
Minority interests, counting as Additional Tier 1 capital	8	17

Available Tier 1 capital	34,108	37,751

Issued Tier 2 bonds[2]	9,964	8,653
Regulatory adjustments Tier 2	-1,435	-290

Available BIS capital	42,637	46,115

Risk-weighted assets	290,792	300,958

Common equity Tier 1 ratio phased in	10.0%	10.8%
Common equity Tier 1 ratio fully-loaded	10.1%	10.0%

BIS ratio	14.7%	15.3%

[1]	To be replaced in the coming years in line with the CRR/CRD IV grandfathering rules
[2]	Of which EUR 5,383 million CRR/CRD IV-compliant and EUR 4,581 million to be replaced in the coming years in line with the CRR/CRD IV grandfathering rules

Capital ratios NN Group and NN Life

In EUR million, unless stated otherwise	31 March 14[1]	31 Dec. 13
Shareholders’ equity	14,682	14,062
Subordinated debt issued by NN Group to ING Group	2,394	2,394
Required regulatory adjustments	-5,950	-5,315

Total capital base	11,126	11,140

EU required capital	4,468	4,386

IGD Solvency I ratio	249%	254%

Solvency I Capital Ratio NN Life[2]	235%	223%

[1]	The 1Q2014 captial ratios are not final until filed with the regulators
[2]	The 4Q2013 Solvency I ratio of NN Life has been updated to 223% from 222% shown in the NN Group Annual Report 2013

ING Group, ING Bank and NN Group remained well capitalised in the first quarter. The core debt at ING Group decreased to EUR 3.8 billion following the sale of shares in Voya and a dividend from NN Group consisting of the proceeds and remaining stake in SulAmérica. ING Bank’s common equity Tier 1 ratio remained strong at the end of the first quarter, but declined to 10.0% mainly reflecting the removal of the net pension asset and the introduction of CRD IV. Continued strong capital generation at ING Bank enabled ING Group to make a penultimate EUR 1.225 billion payment to the Dutch State in March. NN Group’s IGD ratio decreased slightly to 249% in the first quarter of 2014.

ING Group

The amount of core debt at ING Group decreased to EUR 3.8 billion at the end of March 2014 from EUR 4.9 billion at year-end 2013. Total proceeds of EUR 1.1 billion related to the partial sale of ING’s stakes in Voya and SulAmérica were used to reduce core debt. Adjusted equity declined to EUR 48.5 billion from EUR 53.1 billion, reflecting the removal of the net pension asset and the payment of another tranche of core Tier 1 securities to the Dutch State. ING Group’s debt/equity ratio improved from 8.5% at year-end 2013 to 7.3% at the end of the first quarter

ING Bank

Following the implementation of CRD IV on 1 January 2014, ING Bank’s common equity Tier 1 ratio stood at 10.0% at the end of March 2014, down from 10.8% pro-forma reported at December 2013. The decline primarily reflects the reduction in the net pension asset and an increase in risk-weighted assets, related to the implementation of CRD IV. The dividend payment to ING Group of EUR 1.225 billion on 31 March to facilitate the payment to the Dutch State was only partially offset by retained earnings and the impact from the deconsolidation of ING Vysya Bank. With a fully-loaded common equity Tier 1 ratio of 10.1%, ING Bank remains well capitalised.

NN Group

The Insurance Groups Directive (IGD) ratio for NN Group has been restated from 257% to 254% at 31 December 2013 to reflect the move towards fair value accounting for the Guaranteed Minimum Death Benefits reserves of the Japan Closed Block VA segment. The IGD ratio decreased slightly in the first quarter to 249%. This was mainly due to a dividend payment to ING Group related to the proceeds and remaining shares of SulAmérica and the impact of the agreement to make ING’s closed defined benefit pension plan in the Netherlands financially independent.

The Solvency I ratio of NN Life improved from 223% to 235%, driven by a subordinated loan of EUR 600 million issued by NN Life to NN Group, partly offset by the impact of the pension fund agreement.

In April, NN Group successfully issued EUR 1 billion of subordinated debt, marking an important step in establishing its standalone capital structure.

In line with ING Group’s announced intention to ensure that NN Group is adequately capitalised ahead of the intended IPO, ING Group will inject EUR 850 million of capital into NN Group prior to its IPO. NN Group will use these funds to reduce debt owed to ING Group by EUR 0.2 billion, further strengthen the capitalisation of NN Life by approximately EUR 0.5 billion, and increase the cash capital position in the holding company by approximately EUR 0.2 billion. The capital injection from ING Group and the April 2014 issuance of subordinated debt will increase the IGD ratio of NN Group to a pro-forma 277% from 249% at the end of the first quarter of 2014. The capital injection will increase ING Group core debt by EUR 850 million. As a consequence of this pre-IPO capital injection, ING Group confirms that the intended IPO will comprise only secondary NN Group shares being sold by ING Group.

12 ING GROUP PRESS RELEASE 1Q2014

BUSINESS AND SUSTAINABILITY HIGHLIGHTS

ING Group believes that all sustainable progress is driven by people with the imagination and determination to improve their future and the futures of those around them. At ING Bank, our strategy is centered on empowering people to stay a step ahead in life and in business. The Bank strives to achieve this purpose by creating a differentiating customer experience through innovation and by offering competitively-priced, easy-to-understand products, good accessibility and excellent services. The strategy of NN Group, which comprises ING’s European and Japanese insurance and investment management businesses, is to deliver an excellent customer experience by offering transparent products and services through various distribution channels.

Netherlands: an easier way to pay for small amounts

After a successful pilot in 2013, ING Netherlands launched a “contactless” payments method, whereby customers can conduct a transaction for amounts up to EUR 25 by simply swiping their debit card along the payment terminal. Customers do not have to type in a PIN code, making the entire payment experience at the cashier faster and easier. ING Netherlands plans to roll out this service to all debit card customers and has already issued 4 million new bank debit cards with this functionality in 2014.

Turkey: supporting growth of family-owned businesses

Turkey’s economy has grown strongly during the last decade and family-owned businesses play a major part, accounting for 75% of the country’s GDP. ING Bank Turkey introduced an innovative training programme to further support this sector’s growth, in Turkey and abroad, and prepare the next generation of leaders. The ‘Generation to Generation Family Business Management Academy’ is a one-year certificate program designed for small to medium-sized family enterprises. It trains participants how to enhance business competitiveness and sustainability, and strengthen their companies’ financial policies and governance. This initiative follows similar programmes launched by ING Bank in Belgium and in the Netherlands.

Global Finance magazine: ING best bank for Western Europe, Belgium and the Netherlands

ING Bank profiles itself as a European retail and commercial bank that has a strong international network and aims to provide a consistent One Bank experience regardless of country. ING’s efforts to anticipate and respond to its customers’ specific requirements have been recognised by Global Finance, a leading global magazine targeted at the financial industry. It named ING ‘Best Bank in Western Europe’, as well as ‘Best Bank in Belgium’ and ‘Best Bank in the Netherlands’.

LifeMappr: personalised insights into financial planning

Good financial habits should ideally be formed when one is young. This is one of the reasons why NN Group introduced a free financial awareness tool called LifeMappr (www.lifemappr.com) for the Romanian and Dutch markets. LifeMappr combines information about a user on social media sites such as Facebook and LinkedIn with national statistics and other general information, including average retirement age, salary and life expectancy, to visualise the user’s financial future and raise awareness about where a person might need financial planning. The visualisation is in the form of a personalised timeline, short video and financial infographic. Users can change specific parameters, which changes the outcomes and the video.

2013 Sustainability Report

In March, ING Group published its Sustainability Report 2013. It describes ING’s overall approach to sustainability and gives an account of its actions and performance over 2013. Some of the highlights are described below:

A stronger Environmental and Social Risk (ESR) Framework

ING’s Environmental and Social Risk policies guide business conduct and limit any negative impact that our business activities or those of our customers might have on the environment and communities. In 2013, ING’s ESR Framework was made publicly available through our website to provide more transparency and insight into our policies and their implementation. This followed an extensive review of the framework to reflect emerging best practices, resulting in strengthened guidance on key sectors and implementation by embedding the policies into the client onboarding and transaction approval processes. During 2013 and into 2014, nearly 900 colleagues in the front office and risk management were trained on the updated ESR Framework.

Responsible investment at ING Investment Management

ING Investment Management (ING IM), part of NN Group, strengthened its responsible investment approach during 2013 by, for example, expanding proxy voting activities in companies in which it invests and publishing active ownership reports. In order to broaden the level of integration of non-financial information in the investment process, ING IM expanded the Environmental, Social, and Governance (ESG) information and analysis in the standard equity research formats and developed an ESG risk analysis tool for its own portfolio managers as well as a dedicated ESG scorecard for external manager selection.

Sustainable Assets Allocated rise 14.8% to EUR 6.5 billion

ING is both a financier and an asset manager, funding a wide range of companies and projects around the world to stimulate the transition to a sustainable economy. We apply sustainability criteria in our lending and investment choices, which is reflected in the growth of our ‘Sustainable Assets Allocated’. Sustainable Assets Allocated reflect sustainable lending activities originated at ING Commercial Banking and ING Retail Banking, as well as specialised sustainable investment funds offered and managed by ING Bank and ING IM. In 2013, total Sustainable Assets Allocated grew across our business (banking, insurance and investment management) by 14.8%, or by EUR 845 million, to more than EUR 6.5 billion.

ING GROUP PRESS RELEASE 1Q2014 13

APPENDIX 1 ING GROUP: CONSOLIDATED PROFIT AND LOSS ACCOUNT

ING Group: Consolidated profit and loss account

	Total ING Group[1]		Total Banking		NN Group		Insurance Other
in EUR million	1Q2014	1Q2013[2]	1Q2014	1Q2013	1Q2014	1Q2013[2]	1Q2014	1Q2013
Gross premium income	3,491	3,633			3,491	3,634		-1
Interest result Banking operations	3,007	2,892	3,027	2,916
Commission income	724	701	560	554	164	147
Total investment & other income	1,180	269	230	394	960	-210	-2	93

Total underlying income	8,403	7,494	3,818	3,863	4,615	3,571	-2	92

Underwriting expenditure	3,839	2,583			3,839	2,584		-1
Staff expenses	1,542	1,548	1,240	1,239	302	309
Other expenses	1,073	1,030	921	855	152	175
Intangibles amortisation and impairments	13	39	13	39

Operating expenses	2,628	2,617	2,174	2,133	454	484	0	0
Interest expenses Insurance operations	82	120			110	154		-2
Addition to loan loss provision	468	561	468	561
Other	2	2			2	2

Total underlying expenditure	7,018	5,883	2,642	2,694	4,404	3,224	0	-3

Underlying result before tax	1,384	1,611	1,176	1,169	210	347	-2	95

Taxation	369	413	318	331	51	83		-1
Minority interests	27	30	28	30	1	2	-2	-2

Underlying net result	988	1,170	830	809	158	262	0	99

Net gains/losses on divestments	-1,764	939	202	-6	-17	945	-1,949
Net result from divested units		-38		-37		-1
Net result from discontinued operations Insurance/IM Asia	5	66			5	66
Net result from discontinued operations Voya Financial, Inc. (formerly Insurance ING U.S.)	53	-195					53	-195
Special items after tax	-1,200	-47	-768	-23	-432	-24

Net result	-1,917	1,897	264	744	-287	1,249	-1,896	-96

1	Including intercompany eliminations.
2	The figures of this period have been restated to reflect the change in accounting policy, i.e., the move towards fair value accounting for Guaranteed Minimum Death Benefits reserves of the Japan Closed Block VA segment as of 1 January 2014.

14 ING GROUP PRESS RELEASE 1Q2014

APPENDIX 2 ING GROUP: CONSOLIDATED BALANCE SHEET

ING Group: Consolidated balance sheet

	ING Group		ING Bank N.V.		NN Group		Voya Financial /Holdings /Eliminations
in EUR million	31 March 2014	31 Dec. 2013[1]	31 March 2014	31 Dec. 2013	31 March 2014	31 Dec. 2013[1]	31 March 2014	31 Dec. 2013
Assets
Cash and balances with central banks	21,253	13,316	19,148	11,920	8,114	7,154	-6,009	-5,758
Amounts due from banks	49,481	42,996	49,481	42,996
Financial assets at fair value through P&L	166,374	165,172	124,132	121,576	42,360	43,933	-118	-337
Investments	146,414	140,995	82,565	79,981	63,684	61,014	165
Loans and advances to customers	532,141	531,655	507,774	508,329	25,905	25,319	-1,538	-1,993
Reinsurance contracts	275	252			275	252
Investments in associates and joint ventures	2,813	2,022	1,549	937	1,243	1,071	21	14
Real estate investments	1,055	1,046	55	55	743	722	257	269
Property and equipment	2,368	2,446	2,206	2,282	162	164
Intangible assets	1,816	1,841	1,596	1,606	382	392	-162	-157
Deferred acquisition costs	1,411	1,353			1,411	1,353
Other assets	19,973	21,339	16,462	17,884	3,274	3,754	237	-299

Total assets excl. assets held for sale	945,374	924,433	804,969	787,566	147,553	145,128	-7,148	-8,261

Assets held for sale	3,074	156,884			180	187	2,894	156,697

Total assets	948,448	1,081,317	804,969	787,566	147,734	145,315	-4,255	148,436

Equity
Shareholders’ equity	45,380	45,776	32,341	32,805	14,682	14,062	-1,643	-1,091
Minority interests	625	5,913	539	955	72	68	14	4,890
Non-voting equity securities	683	1,500					683	1,500

Total equity	46,688	53,189	32,880	33,760	14,754	14,130	-946	5,299

Liabilities
Subordinated loans	6,959	6,889	16,227	14,776	2,890	2,892	-12,158	-10,779
Debt securities in issue	131,662	127,727	126,238	122,299			5,424	5,428
Other borrowed funds	14,765	13,706			4,243	4,817	10,522	8,889
Insurance and investment contracts	113,836	111,769			113,836	111,769
Amounts due to banks	29,882	27,200	29,882	27,200
Customer deposits and other funds on deposits	482,648	474,312	483,734	474,775	6,190	5,769	-7,276	-6,232
Financial liabilities at fair value through P&L	100,718	98,501	99,552	97,021	1,396	1,843	-230	-363
Other liabilities	21,272	21,623	16,455	17,734	4,408	4,071	409	-182

Total liabilities excl. liabilities held for sale	901,742	881,727	772,089	753,806	132,962	131,161	-3,309	-3,240

Liabilities held for sale	18	146,401			18	24		146,377

Total liabilities	901,760	1,028,128	772,089	753,806	132,980	131,185	-3,309	143,137

Total equity and liabilities	948,448	1,081,317	804,969	787,566	147,734	145,315	-4,255	148,436

[1]	The figures of this period have been restated to reflect the change in accounting policy, i.e. the move towards fair value accounting for Guaranteed Minimum Death Benefits reserves of the Japan Closed Block VA segment as of 1 January 2014.

The comparative figures have also been restated to reflect the implementation of IFRS 10, which introduced amendments to the criteria for consolidation, and IFRS 11, which replaced proportional consolidation for joint ventures by equity accounting.

ING GROUP PRESS RELEASE 1Q2014 15

APPENDIX 3 RETAIL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT

Retail Banking: Consolidated profit and loss account

			Retail Banking Benelux				Retail International
	Total Retail Banking		Netherlands		Belgium		Germany		Rest of World
in EUR million	1Q2014	1Q2013	1Q2014	1Q2013	1Q2014	1Q2013	1Q2014	1Q2013	1Q2014	1Q2013
Profit & loss
Interest result	2,223	2,028	936	845	480	436	356	287	451	460
Commission income	345	318	113	112	100	95	31	27	101	84
Investment income	22	49	-6	0	26	10	-1	0	2	39
Other income	67	80	5	13	38	51	-10	-17	35	33

Total underlying income	2,658	2,475	1,048	970	644	592	376	297	589	615

Staff and other expenses	1,584	1,518	567	569	433	351	187	176	397	422
Intangibles amortisation and impairments	6	6	6	6	0	0	0	0	0	0

Operating expenses	1,591	1,525	574	575	433	351	187	176	397	422

Gross result	1,067	950	474	395	211	241	189	121	192	193

Addition to loan loss provision	296	343	192	215	31	39	27	21	46	68

Underlying result before tax	771	607	283	180	180	202	163	100	146	125

Client balances (in EUR billion)[1]
Residential Mortgages	273.5	287.0	132.1	143.7	31.3	30.2	62.5	60.0	47.6	53.1
Other Lending	92.3	97.0	36.0	38.3	35.2	35.2	4.5	4.0	16.6	19.6
Funds Entrusted	394.3	391.9	113.4	116.7	80.4	78.7	109.5	101.2	91.0	95.3
AUM/Mutual Funds	61.0	57.1	18.2	16.9	27.1	26.4	7.0	6.6	8.7	7.2

Profitability and efficiency[1]
Cost/income ratio	59.9%	61.6%	54.8%	59.3%	67.2%	59.3%	49.6%	59.2%	67.4%	68.6%
Return on equity based on 10.0% common equity Tier 1[2]	14.7%	12.8%	13.3%	10.3%	22.8%	27.5%	17.9%	12.1%	10.3%	9.7%

Risk[1]
Risk costs in bp of average RWA	78	97	121	164	54	79	44	38	45	58
Risk-weighted assets (end of period)	151,550	140,214	62,906	53,759	22,798	19,656	24,545	21,549	41,300	45,251

1	Key figures based on underlying figures.
2	Underlying after-tax return divided by average equity based on 10.0% common equity Tier 1 ratio (annualised).

16 ING GROUP PRESS RELEASE 1Q2014

APPENDIX 4 COMMERCIAL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT

Commercial Banking: Consolidated profit and loss account

	Total Commercial Banking		Industry Lending		General Lending & Transaction Services		Financial Markets		Bank Treasury, Real Estate & Other
in EUR million	1Q2014	1Q2013	1Q2014	1Q2013	1Q2014	1Q2013	1Q2014	1Q2013	1Q2014	1Q2013
Profit & loss
Interest result	829	895	372	396	231	245	172	190	53	65
Commission income	216	236	98	119	86	87	31	31	1	-2
Investment income	78	77	5	6	1	2	-3	2	75	67
Other income excl. CVA/DVA	152	225	-21	-28	7	9	116	189	51	54

Underlying income excl. CVA/DVA	1,275	1,433	454	493	324	343	316	412	180	184
Other income—DVA on structured notes	-18	-24					-18	-24
Other income—CVA/DVA on derivatives	-37	98					-37	98

Total underlying income	1,220	1,508	454	493	324	343	262	487	180	184

Staff and other expenses	577	578	122	109	186	179	214	229	54	61
Intangibles amortisation and impairments	1	26	0	0	0	0	0	0	1	25

Operating expenses	578	604	122	109	186	179	214	229	55	87

Gross result	642	904	332	384	138	164	48	258	124	98

Addition to loan loss provision	172	218	54	178	101	5	1	0	17	34

Underlying result before tax	471	686	278	206	37	159	48	258	108	63

Client balances (in EUR billion)[1]
Residential Mortgages
Other Lending	124.8	126.8	73.5	77.9	41.1	37.2	2.3	1.4	8.0	10.4
Funds Entrusted	75.8	73.5	1.3	1.1	38.0	37.9	4.2	3.3	32.4	31.2
AUM/Mutual Funds	0.2	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.2

Profitability and efficiency[1]
Cost/income ratio	47.4%	40.1%	27.0%	22.1%	57.4%	52.3%	81.5%	47.0%	30.8%	47.1%
Return on equity based on 10.0% common equity Tier 1[2]	11.9%	16.1%	18.1%	13.4%	3.6%	13.0%	4.2%	27.1%	25.7%	10.2%

Risk[1]
Risk costs in bp of average RWA	52	69	44	153	119	6	1	0	41	109
Risk-weighted assets (end of period)	135,428	129,824	47,653	49,460	33,528	38,410	37,889	28,408	16,358	13,546

[1]	Key figures based on underlying figures.
[2]	Underlying after-tax return divided by average equity based on 10.0% common equity Tier 1 ratio (annualised).

ING GROUP PRESS RELEASE 1Q2014 17

ENQUIRIES

Investor enquiries	Press enquiries
T: +31 20 576 6396	T: +31 20 576 5000
E: investor.relations@ing.com	E: media.relations@ing.com

Investor conference call and webcast

Ralph Hamers, Patrick Flynn and Wilfred Nagel will discuss the results in an analyst and investor conference call on 7 May 2014 at 9:00 a.m. CET. Members of the investment community can join the conference call at +31 20 794 8500 (NL), +44 207 190 1537 (UK) or +1 480 629 9031 (US) and via live audio webcast at www.ing.com.

Press conference call and webcast

Ralph Hamers, Patrick Flynn and Wilfred Nagel will also discuss the results in a press conference call on 7 May 2014 at 11:00 a.m. CET. Journalists can join the conference call at +31 20 531 5847 (NL) or +44 203 365 3210 (UK).

Additional information is available in the following documents on www.ing.com:

•	ING Group Quarterly Report

•	ING Group Historical Trend Data

•	ING Group Analyst Presentation

•	Condensed consolidated interim financial information for the period ended 31 March 2014

IMPORTANT LEGAL INFORMATION

ING Group’s Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’).

In preparing the financial information in this document, the same accounting principles are applied as in the 1Q2014 ING Group Interim Accounts.

All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction. The securities of NN Group have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

18 ING GROUP PRESS RELEASE 1Q2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ N. Tambach
N. Tambach
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 7 May, 2014